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                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                            on November 30, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                                  FORM U-6B-2
                          Certificate of Notification


        Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P.
36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by: ScottishPower plc and PacifiCorp

        This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1. Type of security or securities First Mortgage Bonds: See Attachment 1 on Form SE.

2.      Issue, renewal or guaranty: (New Issues) First Mortgage Bonds.

3.      Principal amount of each security: See Attachment 1 on Form SE.

4. Rate of interest per annum of each security: See Attachment 1 filed on Form SE.

5. Date of issue, renewal or guaranty of each security: See Attachment 1 filed on Form SE.

6.      If renewal of security, give date of original issue: Not applicable.

7.      Date of maturity of each security: See Attachment 1 on Form SE.

8. Name of the person to whom each security was issued, renewed or guaranteed: First Mortgage Bonds issued to customers of various dealers. See Attachment 1 filed on Form SE.

9. Collateral given with each security, if any: See Attachment 1 on Form SE.

10. Consideration received for each security: For debt, consideration is proceeds amount.

11. Application of proceeds of each security: The net proceeds from the sale of the First Mortgage Bonds will be used for general corporate purposes, including the repayment of

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        short-term debt borrowed from subsidiaries that are to be transferred to an affiliate of PacifiCorp and its commercial paper program.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:
        a)   the provisions contained in the first sentence of Section 6(b):
        b)   the provisions contained in the first sentence of Section 6(b):
        c) the provisions contained in any rule of the commission other than Rule U-48: /x/

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) are not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of Section 6(b). Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg.(S) 250.48, P. 36,621] designate the rule under which exemption is claimed. Rule 52.


                                                Scottish Power plc


                                           By:  /s/ David Nish
                                                ----------------------------
                                                David Nish
                                                Finance Director
Date: November 30, 2001

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